MAIL STOP 3561

      September 22, 2005

Robert Hanks, Chief Executive Officer
Harbor Acquisition Corporation
One Boston Place, Ste. 3630
Boston, MA 02108

      Re:	Harbor Acquisition Corporation
   Amendment No. 1 to Registration Statement on
   Form S-1
   Filed August 16, 2005
   File No. 333-126300

Dear Mr. Hanks,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 8

1. We note the revision to risk factor 12. We do not understand why the risk would only apply to companies outside of your sector focus.
Please revise to explain the limitation in the risk.

Forward-Looking Statements, page 18

2. Please revise the disclosure to note that your disclaimer to updating forward-looking statements is subject to your duties and obligations under the Federal securities laws to ensure that the prospectus is current and includes no material misstatements or material omissions.

Use of Proceeds, page 19

3. We note the revision beginning on page 19 that if you forfeit any lock-up payments, you might not have enough funds to continue your search. Are you implying that if you do not have to forfeit any lock-up payments that you will have sufficient to carry out the activities attendant to completing a business combination? If so, please revise to clarify.

4. We note your response to comment 22 of our letter dated August
5,
2005, that your belief that the funds not held in trust are sufficient are based on management`s experience in seeking acquisition targets for private equity funds. Please revise to elaborate this. Was such experience with companies that are of equivalent size to 80 percent of the net proceeds held in trust? Did management`s experience involve having a pool of money and having no company under consideration, no research performed, no list of possible candidates, and beginning a search from scratch? Was the previous search of companies in your sector focus?

5. We note that you are not able to determine role of present management and any remuneration following a business combination. Please revise to clarify that while you are not able to determine that now, management has the ability to negotiate and condition potential combinations on their retention. Also, clarify if management is able to negotiate a "payout" following any business combinations.

Proposed Business, page 27

6. Tell us the factors you considered in determining to value this offering at $60,000,000 and offer the units at $6.00 per unit. What factors did you consider when determining that you might need $53,050,000 in the trust fund to effect the business combination contemplated by the registration statement? It does not appear as though the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. Please note in particular that we are not seeking simply whether or not you have "a specific business combination under consideration," but are looking more to the type, nature and results to date of any and all diligence, evaluations, discussions (formal or informal), negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. This includes the time period before the company`s corporate existence was established on June 20, 2005 and encompasses any and all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Harbor Acquisition Corporation.
Given management`s extensive and high-level experience in the focus industries, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company`s net assets may be material information for which appropriate disclosure is required. We may have further comment.

7. We note that you believe the following:
* "corporate restructurings and divestitures has increased as a result of large scale mergers and acquisitions," which presents you with opportunities.
* "individual owners of privately held middle market companies . .
..
will seek to realize the value of their investments" through a sale to you.
* your "focus should prove to be an attractive arena."
* "firms will find the opportunity to sell to us attractive as well."
Please revise to substantiate the noted beliefs.

8. We note the disclosure in the last bullet point on page 27 discusses expansion opportunities. The noted disclosure regarding expansion activities appears speculative and should be removed, especially since management will not participate as executive officers following a business combination.

9. On page 28, we note that you believe that there are substantial opportunities to effect "attractive acquisitions." Please revise to explain your use of the term "attractive acquisitions."

10. Under the caption "transaction structures" we do not understand the inclusion of the statement that "revenue growth is driven, and operating expenses are leverage, in part via strategic acquisitions."
This appears to refer to current operating companies abilities to effect "strategic acquisitions" as a means to achieving "revenue growth." You currently are not an operating company and have no revenue. Please revise this disclosure to clarify how the noted disclosure applies to your business plan.

11. We reissue comment 40. The comment was seeking an affirmation that existing shareholders will not receive any compensation from any other person or entity in connection with any business combination.

Management, page 38

12. We note that William Mahoney has served on several boards of directors. Please revise to identify these companies, briefly discuss their line of business and disclose the time frame he was associated with these companies.

13. Please revise to fill in the blank left in your biographical of
Thomas Bullock.

14. For all the entities listed as having been associated with John
Jellinck, please revise to disclose the time frame he was associated with each entity.

Principal Stockholders, page 43

15. We note your response to comment 50. Please revise to explain how warrant purchases by designees and the underwriters demonstrate relevant confidence in your ability to consummate a business combination since neither would have the ability to influence your actions.

16. Please address the applicability or inapplicability of Regulation
M in the context of the warrant repurchase agreements contained discussed in this section.

17. We note your response to comment 51. Please explain the disclosure that Ferris, Baker Watts and Latona Associates "have agreed to purchase approximately 642,000 and 350,000 of these warrants, respectively, on a pro rata basis." Please revise to clarify your reference to "these warrants." Are you referring to the warrants Messrs. Hanks and Dullum have agreed to purchase? If so, revise to clarify that this reduced the amount of warrants they are obligated to purchase. Also, please explain how the warrants will be purchased on a "pro rata basis."

Certain Transactions, page 45

18. Please revise to identify the parties Grand Cru Management sold its shares to.

19. We note your response to prior comment 59 and have the following additional comments regarding the UPO:
* Please clarify your disclosure regarding the timing of the issuance of the UPO, including whether the issuance of the UPO is dependent on, or in any way related to, the effectiveness of the registration statement.
* We note your disclosure of an expected life of three years, while the UPO has a five year contractual life. In general, we believe that equity instruments issued to non-employees should be valued using the full contractual life as the expected life assumption. Please revise your disclosure accordingly, or explain in more detail your basis for using a shorter expected life. We note that you are a recently formed registrant and as such, presumably would not have relevant experience issuing similar instruments to the underwriter that may support a shorter expected life assumption.
* We note your disclosure of a volatility assumption of 16.1%. Please tell us why you believe the use of the volatility of a diversified index of 2,000 companies, including companies with market capitalizations of over $1 billion, provides a reasonable volatility estimate for your company. Also, tell us why the volatility for a 180-day period was used rather than a period corresponding to the expected life. Please refer to paragraph 285 of FAS 123 in your response. We may have additional comments after reviewing your response.






Part II

Exhibits

20. We note your response to comment 60 that while the undersigned are able to exercise discretion as to the time and amounts, it does not relieve their obligations. Please direct us to the language that outlines this mandatory obligation. Also, please advise if the undersigned will be in possession of inside information when exercising their discretion in the purchase of warrants.





Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director

Cc:  	Andrew Myers
	Fax #  (617) 523-6215

Robert Hanks, Chief Executive Officer
Harbor Acquisition Corporation
September 22, 2005
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